November 6, 2012

VIA EDGAR

United States Securities and Exchange Commission

100 F St. Street, N.E.

Washington, D.C. 20549

Attention: Ms. Era Anagnosti

Re:	Georgia Gulf Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed October 18, 2012
File No. 333-183724
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed October 18, 2012
File No. 001-09753

Dear Ms. Anagnosti:

The following sets forth the responses of Georgia Gulf Corporation (the “Company”) to the comment letter, dated November 1, 2012, of the staff of the Division of Corporation Finance (the “Staff’). For your convenience, the Company has included the Staff’s comments in the body of this letter and has provided the Company’s responses thereto immediately following each comment. This letter is being filed with Amendment No. 2 to the Company’s Preliminary Proxy Statement on Schedule 14A, initially filed on September 5, 2012 (as amended, the “Amended Preliminary Proxy Statement”). The Company will file Amendment No. 2 to the Company’s Registration Statement on Form S-4, initially filed on September 5, 2012 (as amended, the “Amended Registration Statement”), to which this letter is also responsive, as soon as practicable. Additionally, the Company advises the Staff that it will file as soon as practicable an Amendment No. 3 to the Amended Preliminary Proxy Statement to disclose interim financial information for the nine months ended September 30, 2012 with respect to the Company and the PPG Chlor-alkali and Derivatives Business.

All page number references in the Company’s responses are to page numbers in the Amended Registration Statement and the Amended Preliminary Proxy Statement, as applicable. Capitalized terms used but not defined herein have the meanings assigned to them in the Amended Registration Statement and the Amended Preliminary Proxy Statement, as applicable.

Securities and Exchange Commission

November 6, 2012

Form S-4 Amendment No. 1

Prospectus Cover Page

1.	We note your response to comment five in our letter dated October 2, 2012. We agree with your statement that “the exchange transaction and the Merger are appropriately viewed as an integrated transaction.” While we would not object to the delivery of a single Joint Prospectus, the disclosure of the Joint Prospectus must be compliant with all material requirements of the Form S-4, not only with respect to the exchange offer, but also with respect to the merger transaction, upon which the PPG shareholders will make an investment decision. We re-issue the second half of our prior comment five, including compliance with Item 4(b) and selected provisions of Item 18 of Form S-4.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will respond to this comment in a separate response letter to be filed on EDGAR as soon as practicable.

Georgia Gulf will assume certain material pension and post-retirement welfare benefit obligations…, page 39

2.	Please quantify to the extent possible the amount of non-qualified pension liabilities to be assumed by Georgia Gulf.

Response: In response to the Staff’s comment, the Company will revise the disclosure in the Amended Registration Statement to quantify the amount of non-qualified pension liabilities to be assumed by Georgia Gulf and has also revised such corresponding disclosure on pages 30 and 57 of the Amended Preliminary Proxy Statement.

Georgia Gulf’s business, financial condition and results of operations may be adversely affected…, page 41

3.	Please quantify to the extent possible the value of the PPG Chlor-alkali and Derivatives Business contracts for which third-party consent to assignment is needed.

Response: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it is not possible to provide or disclose a meaningful or accurate estimate as to the value of these contracts. A significant number of contracts for which consent is needed are short-term, market rate contracts that generally do not have fixed pricing terms and, therefore, the value of such contracts is variable and not easily estimated. None of the contract consents is a

Securities and Exchange Commission

November 6, 2012

condition to closing, and the Company believes that a failure to obtain a consent for any one of the contracts individually would not materially adversely affect the Company. Disclosure of any aggregate amount attempting to quantify the value of the contracts could be misleading to investors or give undue significance to these contracts for which the Company expects to obtain required consents or for which there otherwise are adequate alternatives in the marketplace. Nevertheless, the Company will modify the disclosure in the Amended Registration Statement and has modified the corresponding disclosure on page 32 of the Amended Preliminary Proxy Statement to clarify that the failure to replace a significant number of these agreements could have a material adverse effect on the Company.

Exhibit 8.1

4.	Please have counsel explain the significance of the assumption listed in clause (vi) in the third paragraph of its opinion, by providing also examples of what actions the parties listed therein are intended to take to “treat the Transactions… in a manner consistent with the opinions” of counsel. Please have counsel revise its opinion to the extent necessary.

Response: In response to the Staff’s comment, the Company’s counsel will revise its opinion to delete the assumption listed in clause (vi) in the third paragraph of its opinion, and the Company will re-file the revised opinion simultaneously with the filing of the Amended Registration Statement.

Amendment No. 1 to Preliminary Proxy Statement on Schedule PREM14A

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the PPG Chlor-Alkali and Derivatives Business, page 68

5.	We note your revised disclosure in response to comment 41 in our letter dated October 2, 2012. Further revise your disclosure to explain the significance of a transaction known as a “Reverse Morris Trust.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 68 of the Amended Preliminary Proxy Statement to explain the significance of the Reverse Morris Trust transaction.

The Transactions, pages 93

6.

We note your disclosure in the penultimate paragraph on page 96 that Georgia Gulf may, in its discretion, elect to conduct an upstream merger of Splitco with and into Georgia Gulf. With a view towards, disclosure, please explain to us the significance of an

Securities and Exchange Commission

November 6, 2012

upstream merger and the circumstances under which Georgia Gulf may elect to pursue this alternative.

Response: The Company respectfully advises the Staff that it has elected not to conduct an upstream merger. Accordingly, the disclosure regarding the upstream merger has been removed from the Amended Preliminary Proxy Statement.

Background of the Transactions, page 97

7.	We note your revised disclosure in response to comment 44 in our letter dated October 2, 2012. It is not readily apparent, however, why the Reverse Morris Trust structure represented for Georgia Gulf the best alternative in achieving its strategic objectives.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 98 of the Amended Preliminary Proxy Statement to provide additional disclosure regarding the Reverse Morris Trust structure.

Opinion of Georgia Gulf’s Financial Advisors, page 107

Barclays, page 107

Pro Forma Financial Analysis, page 112

8.	Please confirm that the analysis covered in pages 7 and 8 of Barclays’ “Executive Summary” presentation provided to us in response to comment 22 in our letter dated October 2, 2012, corresponds with the pro forma analysis discussed here.

The Company respectfully advises the Staff that the pro forma analysis discussion that appears beginning on page 112 of the Amended Preliminary Proxy Statement corresponds to the analysis appearing on pages 20 and 28 of Barclays’ “RMT Fairness Opinion Materials” provided to the Staff in response to comment 22 in the Staff’s letter dated October 2, 2012. The analysis covered in pages 7 and 8 of Barclays’ “Executive Summary” presentation relate to certain financial metrics of the Company and Splitco on a stand-alone and status quo basis.

The Merger Agreement, page 127

9.

We note your revised disclosure in response to comment 66 in our letter dated October 2, 2012. We note that you qualify the representations and warranties in the merger agreement by confidential disclosures among other things, while cautioning the readers that such representations, warranties and covenants should not be read alone. This

Securities and Exchange Commission

November 6, 2012

language continues to represent an undue limitation on an investor’s ability to rely upon the proxy disclosures. Please revise your disclosure accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 127 of the Amended Preliminary Proxy Statement to remove the implication noted by the Staff.

*    *    *    *

We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please feel free to contact the undersigned at (404) 581-8573 or, in my absence, Joel T. May at (404) 581-8967.

Very truly yours,

/s/ Mark L. Hanson

Mark L. Hanson

Enclosures

cc:	Paul D. Carrico, Georgia Gulf Corporation
Gregory C. Thompson, Georgia Gulf Corporation
Timothy Mann, Jr., Georgia Gulf Corporation

John E. Zamer, Jones Day
Joel T. May, Jones Day

Michael H. McGarry, Eagle Spinco Inc.

Steven A. Rosenblum, Wachtell, Lipton, Rosen & Katz